82-1571



Hilton Group plc

SUPPL

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 28 APRIL 2005 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 207,772,066 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 12.98% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-



SEC MAIL
RECEIVED
PROCESSING
MAY 12 2005
WASH, D.C.
202
SECTION

	SHARES
BANK OF NEW YORK BRUSSELS TOTAL	1,580,200
BANK OF NEW YORK BRUSSELS TOTAL	9,144,562
BANK OF NEW YORK EUROPE LDN TOTAL	7,057,200
BANK OF NEW YORK EUROPE LDN TOTAL	340,600
BNP PARIBAS, PARIS (C) TOTAL	28,580
BANK OF NEW YORK TOTAL	565,200
BANKERS TRUST LONDON TOTAL	839,500
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	1,966,622
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	8,976,260
BROWN BROTHERS HARRIMAN LTD LUX TOTAL	27,521,192

CHASE MANHATTAN BANK AG FRNKFRT S TOTAL	325,448
CHASE MANHATTAN LONDON TOTAL	44,900
CITIBANK LONDON TOTAL	1,100,200
CLYDESDALE BANK PLC TOTAL	666,200
DEXIA PRIVATBANK TOTAL	36,600
HSBC BANK PLC TOTAL	679,000
JP MORGAN CHASE BANK TOTAL	20,839,596
JP MORGAN CHASE BANK TOTAL	182,100
JP MORGAN CHASE BANK TOTAL	635,300
JP MORGAN, BOURNEMOUTH TOTAL	2,422,624
JP MORGAN, BOURNEMOUTH TOTAL	1,757,757
JP MORGAN, BOURNEMOUTH TOTAL	73,321,370
JP MORGAN, BOURNEMOUTH TOTAL	8,066,406
MASTER TRUST BANK OF JAPAN TOTAL	139,700
MELLON BANK N.A.TOTAL	1,886,329
MELLON BANK TOTAL	3,447,579
MIDLAND SECURITIES SERVICES TOTAL	419,200
NATIONAL ASTL BK MELBOURNE TOTAL	1,381,600
NORDEA BANK AB	102,700
NORTHERN TRUST CO TOTAL	919,500
NORTHERN TRUST LONDON TOTAL	436,800

NORTHERN TRUST LONDON TOTAL	699,570
NORTHERN TRUST LONDON TOTAL	17,074,309
STATE STR BK & TR CO LNDN (S TOTAL	361,952
STATE STR BK & TR CO LNDN (S TOTAL	7,109,118
STATE STREET BANK & TR CO TOTAL	3,321,705
STATE STREET BANK & TR CO TOTAL	2,323,887
STATE STREET HONG KONG TOTAL	50,700
TOTAL	207,772,066